BLUE MOUNTAIN RESOURCES INC.

245 Marcus Blvd.

Hauppauge, NY 11788

May 20, 2008

United States

Securities and Exchange Commission

RE	Blue Mountain Resources, Inc.

Item 4.01, Form 8-K

Filed April 11, 2008

File 333-143694

Dear Mr. Hiller:

Form 8-K filed April 11, 2008

Item 4.01 Changes in registrant’s Certifying Accountant

1.	Please amend you Form 8-K to state whether the disclosures specified in the fourth, fifth, and sixth paragraphs of your filing were true during your two most recent fiscal years and any subsequent interim period preceding the dismissal date of your former accountant to comply with Item 304(a)(1) of Regulation S-B.

We have filed our Form 8-K/A as an amendment to our filing to include your two most recent fiscal years and any subsequent interim period.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Bruce Weitzberg
Bruce Weitzberg
Chief Executive Officer